October 4, 2024

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:	Wheels Up Experience Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Response dated August 29, 2024 File No. 001-39541

Dear Sir or Madam:

On behalf of Wheels Up Experience Inc., a Delaware corporation (the “Company”, “our”, “us”, “we” or “Wheels Up”), I am hereby submitting to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 24, 2024 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on March 7, 2024 (the “FY2023 Form 10-K”).

For ease of reference, the heading and numbering of the response set forth below corresponds to the heading and numbering in the Staff’s comment letter, and the Company has also set forth below, in bold and italics, the text of the Staff’s comment prior to the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 57

1.	We note your response to prior comment 1. Your revenue recognition policy states that if Wheels Up arranges for services to be provided by another party as the agent, then revenues are recognized on a net basis in the statement of operations. However, we note you adjust these net revenues to show them on a gross basis in the presentation of your non-GAAP measures “Total Private Jet Flight Transaction Value” and “Total Flight Transaction Value.” These non-GAAP measures appear to violate Rule 100(b) of Regulation G, since the recognition and measurement principles used to calculate the non-GAAP measure are inconsistent with those to be used under GAAP. Please refer to the second bullet point in question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations and revise your presentation of these non-GAAP measures and disclosures as appropriate. Please address similar issues related to these non-GAAP measures presented in your Form 10-Q for the quarterly period ended June 30, 2024 and Forms 8-K filed on March 7, 2024 and August 8, 2024.

Division of Corporation Finance
October 4, 2024

The Company respectfully acknowledges the Staff’s comment. The Company originally intended Total Private Jet Flight Transaction Value and Total Flight Transaction Value (together, the “FTV Measures”) to provide information similar to “Gross Bookings” used by other registrants in the travel and transportation industries.1 In particular, the Company found the presentation of “Gross Bookings” by Uber to be a helpful example given certain similarities between certain of Uber’s and the Company’s revenue recognition policies.2 The table below shows the similarities between “Gross Bookings” presented by Uber and the FTV Measures presented by the Company:

	Uber[3]	Wheels Up4
Definition of Applicable Measure	“Gross Bookings” is defined as “the total dollar value, including any applicable taxes, tolls, and fees, of: Mobility rides; Delivery orders (in each case without any adjustment for consumer discounts and refunds); Driver and Merchant earnings; Driver incentives and Freight revenue. Gross Bookings do not include tips earned by Drivers.”

“Total Private Jet Flight Transaction Value” is defined as “the sum of total gross spend by members and customers on all private jet flight services, which excludes all group charter flights with 15 or more passengers and cargo flight services.”

“We calculate Total Flight Transaction Value as Total Private Jet Flight Transaction Value, plus Other Charter FTV.”

Stated Purpose of the Applicable Measure	“Gross Bookings are an indication of the scale of our current platform, which ultimately impacts revenue.”	“We include Total Private Jet Flight Transaction Value and Total Flight Transaction Value as supplemental measures for assessing the size of the markets which we serve.”
Presentation Method	Key performance metric	Non-GAAP financial measures

(emphasis added)

1 See e.g. the Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on February 9, 2024 by Expedia Group, Inc. (File No.: 001-37429); the Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on February 20, 2024 by Lyft, Inc. (File No.: 001-38846); and the Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on February 15, 2024 (the “Uber 10-K”) by Uber Technologies, Inc. (“Uber”) (File No.: 001-38902).

2 Uber’s revenue recognition policy states, in part: “where our role is to provide the Uber Service to Drivers and Merchants to facilitate a successful trip or Delivery service, we do not control and are not primarily responsible for the good or service provided by Drivers and Merchants to end-users. In these transactions, Mobility and Delivery revenue is recorded on a net basis. In certain other markets, we agree to provide Mobility or Delivery services to end-users for a fee. In these markets, we are primarily responsible for the services and present the respective Mobility and Delivery revenue on a gross basis.” (emphasis added) See page 87 of the Uber 10-K for details on Uber’s revenue recognition policies.

The Company’s revenue recognition policy states, in part: “If Wheels Up has primary responsibility to fulfill the obligation, then the revenue and the associated costs are reported on a gross basis in the consolidated statements of operations. Revenue and the associated costs are recognized on a net basis when acting as an agent to arrange for services to be provided by another party . . .” (emphasis added) See page 69 of the FY2023 Form 10-K for details on the Company’s revenue recognition policies.

3 See page 60 of the Uber 10-K for Uber’s description of “Gross Bookings,” its definition and an explanation of how its management uses such key performance metric. Uber draws no direct comparison between “Gross Bookings” and GAAP revenue, but cites that it “ultimately impacts GAAP revenue.” In light of Uber’s revenue recognition policy, it appears the “total dollar value” represented by “Gross Bookings” likely includes, among perhaps others, a combination of: (i) GAAP revenue recognized on a gross basis; (ii) GAAP revenue recognized on a net basis; and (iii) the “grossed up” portion of GAAP revenue recognized on a net basis that allows for the computation of “total dollar value.” This appears to be similar to the Company’s FTV Measures.

4 See page 41 of the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2024 filed with the Commission on August 8, 2024 (the “2Q 2024 Form 10-Q”) for the Company’s description of the FTV Measures, the related definitions and an explanation of how management uses such FTV Measures.

Division of Corporation Finance
October 4, 2024

In the Company’s letter to the Staff dated August 29, 2024 (the “Response Letter”), it stated that the Company presented the FTV Measures as supplemental, not substitute, measures for GAAP Flight revenue. We believe that the Staff’s comment inherently suggests that any revised version of, or replacement for, the FTV Measures should be de-coupled from GAAP revenue, both structurally by removing the FTV Measures as non-GAAP measures and by modifying the definition of each term.

A leading reason for the Company’s original presentation of the FTV Measures as non-GAAP financial measures rather than as key performance metrics was to provide supplemental information that the Company believes is useful to investors and external stakeholders and that management uses to assess the Company’s performance, namely Private Jet Charter FTV and Other Charter FTV, which were presented in the non-GAAP reconciliation. However, the Staff’s comment suggests that the continued disclosure of Private Jet Charter FTV and Other Charter FTV in the Company’s future filings with the Commission would not comport with the Commission’s guidance. The Company believes that the presentation of a metric similar to Uber’s “Gross Bookings,” which is de-coupled from GAAP revenue, both structurally and by definition and use, would align with the Commission’s guidance.

In light of the Staff’s comment and after reviewing comparable examples by other registrants, the Company intends to:

(i)	omit the presentation of the FTV Measures as non-GAAP financial measures, and Private Jet Charter FTV and Other Charter FTV as key performance metrics in future filings with the Commission; and

(ii)	for prospective filings with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2024 (the “3Q 2024 Form 10-Q”):

a.	to comport with the generally accepted usage of substantially similar key performance metrics by other registrants, revise the titles of (1) “Total Private Jet Flight Transaction Value” to “Private Jet Gross Bookings,” (2) “Total Flight Transaction Value” to “Total Gross Bookings,” and (3) “Total Private Jet Flight Transaction Value per Live Flight Leg” to “Private Jet Gross Bookings per Live Flight Leg”;

b.	present “Private Jet Gross Bookings,” “Total Gross Bookings” and “Private Jet Gross Bookings per Live Flight Leg” as key performance metrics; and

c.	supplement the qualitative disclosures for such key performance metrics with certain additional details described in the Response Letter.

Division of Corporation Finance
October 4, 2024

Below is an example of the Company’s proposed revisions regarding Private Jet Gross Bookings, Total Gross Bookings and Private Jet Gross Bookings per Live Flight Leg for future filings with the Commission, using our 2Q 2024 Form 10-Q disclosures as an example, which the Company believes addresses the Staff’s comment.

Key Operating Metrics

	Three Months Ended June 30,
	2024	2023	% Change
Private Jet Gross Bookings(1)	$216,843	$266,714	(19)%

Total Gross Bookings(1)	$265,346	$321,918	(18)%

Live Flight Legs	12,855	18,137	(29)%

Private Jet Gross Bookings per Live Flight Leg	$16,868	$14,706	15%

	Six Months Ended June 30,
	2024	2023	% Change
Private Jet Gross Bookings(1)	$408,606	$524,823	(22)%

Total Gross Bookings(1)	$490,020	$611,110	(20)%

Live Flight Legs	24,609	33,526	(27)%

Private Jet Gross Bookings per Live Flight Leg	$16,604	$15,654	6%

(1)	Amount shown in thousands.

Division of Corporation Finance
October 4, 2024

Private Jet Gross Bookings & Total Gross Bookings

We define Private Jet Gross Bookings as the total gross spend by our members and customers on all private jet flight services under our member programs and charter offerings (excluding all group charter flights, which are charter flights with 15 or more passengers (“Group Charter Flights”), and cargo flight services (“Cargo Services”)). We believe Private Jet Gross Bookings provides useful information about the aggregate amount our members and customers spend with Wheels Up versus our competitors.

We define Total Gross Bookings as the total gross spend by our members and customers on all private jet flight services under our member programs and charter offerings, Group Charter Flights and Cargo Services. We believe Total Gross Bookings provides useful information about the scale of the overall global aviation solutions that we provide our members and customers.

For each of Private Jet Gross Bookings and Total Gross Bookings, the total gross spend by our members and customers is the amount invoiced to the member or customer, and includes the cost of the flight and related services, such as catering, ground transportation, certain taxes, fees and surcharges. We use Private Jet Gross Bookings and Total Gross Bookings to provide useful information for historical period-to-period comparisons of our business and to identify trends, including relative to our competitors. Our calculation of Private Jet Gross Bookings and Total Gross Bookings may not be comparable to similarly titled measures reported by other companies.

Private Jet Gross Bookings per Live Flight Leg

We use Private Jet Gross Bookings per Live Flight Leg to measure the average gross spend by our members and customers on all private jet flight services under our member programs and charter offerings (excluding Group Charter Flights and Cargo Services) for each Live Flight Leg.

For the Company’s forthcoming 3Q 2024 Form 10-Q, the Company proposes to add to the description of “Private Jet Gross Bookings & Total Gross Bookings” the following:

“In the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Reports on Form 10-Q for each of the three months ended March 31, 2024 and June 30, 2024, as well as certain other earnings materials furnished in connection therewith, “Total Private Jet Flight Transaction Value” and “Total Flight Transaction Value” were presented as non-GAAP financial measures, and “Total Private Jet Flight Transaction Value per Live Flight Leg” was presented as a key operating metric. To improve the clarity of our reports filed with the U.S. Securities and Exchange Commission and to use comparable terminology to other registrants, beginning with this Quarterly Report, we relabeled “Total Private Jet Flight Transaction Value,” “Total Flight Transaction Value” and “Total Private Jet Flight Transaction Value per Live Flight Leg” as Private Jet Gross Bookings, Total Gross Bookings and Private Jet Gross Bookings per Live Flight Leg, respectively. In addition, we now present Private Jet Gross Bookings and Total Gross Bookings as key operating metrics given their usage. We will no longer present Private Jet Charter FTV or Other Charter FTV, which were included in such past filings.”

Division of Corporation Finance
October 4, 2024

The Company believes that this alternate presentation will be useful for investors and other external stakeholders, is not misleading, and is otherwise in-line with Item 10(e) of Regulation S-K, Regulation G, the Commission’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and the Commission’s Guidance on Key Performance Indicators and Metrics set forth in the Commission’s Release Nos. 33-10751 and 34-88094 (Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations).

If you have any questions, please contact Jeremiah Garvey of Cozen O’Connor P.C. by telephone at (412) 620-6570 or via email at jgarvey@cozen.com, or Seth Popick of Cozen O’Connor P.C. by telephone at (412) 620-6527 or via email at spopick@cozen.com.

Sincerely,

WHEELS UP EXPERIENCE INC.

By:	/s/ Eric Cabezas
Eric Cabezas,
Interim Chief Financial Officer

cc:	Matthew Knopf, Esq.
Mark Sorensen, Esq.
Oliver Fankhauser, Esq.
Jeremiah G. Garvey, Esq.
Seth H. Popick, Esq